UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

Hasbro, Inc.

(Exact name of registrant as specified in its charter)

Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Ave., Pawtucket, Rhode Island	02861
(Address of principal executive offices)	(Zip Code)

 Deborah Thomas, Executive Vice President and Chief Financial Officer, (401) 431-8697

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Introduction:

Hasbro, Inc. ("Hasbro," the "Company," "we," "us," or "our") (NASDAQ: HAS) is a global play and entertainment company committed to Creating the World's Best Play Experiences. From toys and games to television, movies, digital gaming and consumer products, Hasbro offers a variety of ways for consumers and audiences to experience its iconic brands, including BABY ALIVE, MAGIC: THE GATHERING, MONOPOLY, MY LITTLE PONY, NERF, PLAY-DOH, and TRANSFORMERS, as well as premier partner brands. Through its entertainment labels, Allspark Pictures and Allspark Animation, the Company is building its brands globally through great storytelling and content for all screens.  Hasbro is committed to making the world a better place for children and their families through corporate social responsibility and philanthropy. Hasbro ranked No. 5 on the 2018 100 Best Corporate Citizens list by CR Magazine, and has been named one of the World’s Most Ethical Companies® by Ethisphere Institute for the past seven years.  We are headquartered in Pawtucket, Rhode Island and have approximately 5,400 employees worldwide, approximately 2,800 of whom are located in the United States.

At Hasbro, corporate social responsibility (“CSR”) is powered by our belief that every day is a chance to be better.  Our deep commitment to CSR reflects our desire to help build a safer, more sustainable world for future generations.  Part of this commitment is working with our vendors to ensure that they operate responsibly and adopt best practices.

Some of Hasbro's products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to collectively hereafter as "conflict minerals" or "3TG").  Accordingly, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities and Exchange Act of 1934 (the "Conflict Minerals Rule").

Hasbro has a Conflict Minerals Policy which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics, and corporate social responsibility, (ii) utilizing due diligence practices to identify 3TG and their sources in our supply chain and (iii) requiring that any 3TG included in our products are sourced from smelters that have been audited by the Responsible Minerals Assurance Process (RMAP, formerly Conflict Free Sourcing Initiative) to determine that such 3TG are not being used to support armed conflict in the Democratic Republic of the Congo and the adjoining countries. To the extent that we identify non-compliance with the policy, such as through one of our contract manufacturers identifying potential use of a smelter that is not RMAP certified, we contact the contract manufacturers requiring them to: a) contact the identified smelter(s) and request that they participate in the conflict minerals audit program; and b) engage their suppliers to request that they also contact the identified smelter(s) with the same request. Hasbro's Conflict Minerals Policy can be found at the following internet address {http://csr.hasbro.com/en-us/csr/conflict-minerals-policy}.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Hasbro has determined that during the 2017 calendar year, we contracted to manufacture certain products containing 3TG necessary to the functionality or production of these products.

We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary 3TG in our products originated from the Covered Countries1.

During 2017 all of our products were manufactured in third party vendor facilities (referred to hereafter as “contract manufacturers”). These contract manufacturers are primarily located in the People’s Republic of China, although we use contract manufacturers located in other countries in Asia, such as India and Vietnam.  Approximately 13% of our products are manufactured by a third-party contract manufacturer in the United States.

Under our RCOI methodology, Hasbro undertook an applicability assessment to identify the products containing 3TG and the relevant contract manufacturers of those products.  To identify the applicable contract manufacturers, Hasbro filtered out contract manufacturers supplying Hasbro with products identified not to contain 3TG after a thorough review of our products.  Following the applicability assessment, Hasbro sent surveys to all of its contract manufactures globally who were identified as producing products that could contain 3TG.

Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, we identified a total of 28 relevant contract manufacturers. All 28 of these contract manufacturers were surveyed using a third-party technology platform that employs the conflict minerals reporting template developed by the Responsible Minerals Initiative (RMI), an organization founded by members of the Responsible Business Alliance (RBA) and Global eSustainability Initiative (GeSI).

Many of Hasbro's contract manufacturers are not subject to the Dodd-Frank Act or initially were unfamiliar with the Act's reporting requirements.  Beginning in 2013 and continuing through 2017, Hasbro conducted training with all of our contract manufacturers identified as potentially using 3TG, to educate these manufacturers as to the requirements of the Act related to conflict minerals and to help them understand the importance of conducting due diligence on the sourcing of the 3TG used in Hasbro products. We developed, produced and distributed a training program that provided a summary of the law related to conflict minerals, our obligations under the Act and the Conflict Minerals Rule, and the role of our contract manufacturers in assisting us to comply with the requirements of the Act related to conflict minerals. Since most of our contract manufactures are based in China, as in previous years, Hasbro also conducted in-person training sessions with our China-based contract manufacturers. The training materials and presentations were provided in the local language and were enhanced to clarify due diligence and legal reporting requirements. Hasbro maintains an e-mail box and gives contact information for specified point people within Hasbro’s sourcing organization and in the third-party technology provider for contract manufacturers to contact about the Conflict Minerals Rule or to seek assistance in completing the conflict minerals reporting survey.

Hasbro sent surveys to the 28 contract manufacturers who were identified as potentially producing products for us containing 3TG in 2017.  The number of suppliers surveyed for 2017 decreased over the prior year because Hasbro implemented a thorough product/vendor screening process for 2017 which allowed us to identify vendors not using 3TG in their products for us and thereby reduced the number of vendors from whom 3TG information was needed.  Similar to previous years we surveyed all identified contract manufacturers identified in our applicability assessment at the product category level (our four product categories being Franchise Brands, Partner Brands, Hasbro Gaming and Emerging Brands, each of which is described in Section 1of the attached Conflict Minerals Report).

Relevant contract manufacturers received a separate survey for each product category for which they supplied products or components to us. As such, an individual contract manufacturer could receive multiple surveys if they supplied products for more than one product category in 2017. Of the 28 contract manufacturers surveyed, 100% responded to the surveys.  We had a 100% response rate for 2016 as well.

In our survey results, 7 of the 28 contract manufacturers indicated potential sourcing of 3TG from the Covered Countries. The other 21 contract manufacturers indicated in their survey responses that they were either not sourcing any 3TG from the Covered Countries or the products supplied to Hasbro did not contain 3TG.  Of the 7 contract manufacturers who identified potential sourcing of 3TG from the Covered Countries, each such contract manufacturer provided a list of smelters/refiners from which they were sourcing 3TG.  A complete list of smelters reported by our surveyed contract manufacturers is attached as an exhibit to our Conflict Minerals Report.

As is discussed in the attached Conflicts Minerals Report, we are currently unable to determine the specific mine location or the country of origin for all of the 3TG used in our products.  Therefore, at this point we cannot make a determination about the source of the 3TG in our products or components   Accordingly, we conducted due diligence on the source and chain of custody of the necessary conflict minerals contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ('Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publicly available Internet site at the following internet address http://csr.hasbro.com/has17-conflict-minerals-report.php.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

______________________________________________

1 The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda, and Zambia).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc.

(Registrant)

By: /s/ Deborah Thomas                                                                               May 29, 2018

Deborah Thomas                                                                                                          (Date)

Executive Vice President and Chief Financial Officer

(Signature and Title)